March 30, 2015

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.6 on Form N-4

File Nos.333-186218/811-07355

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Variable Annuity Account (“Registrant”)

Post-Effective Amendment No.3 on Form N-4

File Nos. 333-186220/811-07623

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on March 17, 2015 for the above-referenced Post-Effective Amendment filings filed on or about Feb. 13, 2015. Comments and responses are outlined below.

Comment 1.

In “The Contracts in Brief” section, in the “Buying a contract” paragraph, consider discussing the minimum and maximum contributions to the contract.

Response: We have modified the “The Contract in Brief - Buying a contract” section by adding a new first paragraph by as follows:

“When buying a contract you must provide us a minimum initial purchase payment. The minimum initial purchase payment varies between $1,000 and $10,000 based on contract class and product type. In no case may purchase payments exceed $1,000,000 without our prior approval. We may also further limit, or restrict, purchase payments in certain contract years or based on age, and in conjunction with certain living benefit rider elections.”

Comment 2.

In the “Expense Summary – Contract Owners Transaction Expenses – Surrenders–Surrender charge for RAVA 5 Select” section, there is a statement that “There are no surrender charges on and after the fourth contract anniversary.” Please clarify if this statement is true for subsequent premium payments.

Response: This is correct. For the RAVA 5 Select contract, the surrender charge is contract year based rather than based on the date each purchase payment is received.

Comment 3.

In the “Expense Summary – Contract Owners Transaction Expenses –Contract Administrative Charge,” you list the maximum and current charge for the Contract administrative charge at full surrender. Please put this charge in the transaction table.

Response: The Contract administrative charge at full surrender has been moved to the transaction table, right below Surrender charges.

Comment 4.

In the “Expense Summary – Contract Owners Transaction Expenses,” the charge for ROPP is higher than for MAV. Explain supplementally why and whether it is higher due to a fact that ROPP is available only to people older than age 80.

Response: Contract owners age 79 or younger may elect the MAV death benefit while the ROPP death benefit is included as part of the Standard Death Benefit. For contract owners age 80 or older the ROPP is not part of the Standard death benefit. However, contract owners age 80 or older may elect it for an additional charge. The charge for the optional ROPP death benefit is higher due to the older issue ages when compared to other optional death benefits available at younger issue ages.

Comment 5.

In the “Examples – Maximum Expenses,” the assumptions list the optional MAV death benefit. Explain why the ROPP is not listed at least for the first year, since it is more expensive than the MAV.

Response: The maximum expense example assumes the contract owner purchases MAV, Benefit Protector, and SecureSource 4 Plus so they would have to be age 75 or younger. If the contract owner purchases ROPP and SecureSource 4 Plus they would have to be age 80 or older so the Benefit Protector is not available. The combination of MAV and Benefit Protector with SecureSource 4 Plus is more expensive than combination of ROPP with SecureSource 4 Plus.

Comment 6.

In the “Buying Your Contract” section, clarify parenthetically that the ROPP death benefit is available only for ages 80 or older.

Response: The ROPP death benefit has been revised to read:

-	ROPP Death Benefit (available if you are age 80 or older);

Comment 7.

Consider reorganization of content and move the “Purchase Payment” section after the “Buying Your Contract” section.

Response: To address this comment, we have moved the “Purchase Payment “section to follow the “Buying Your Contract” section.

Comment 8.

In the “Benefits in case of Death – Standard Death Benefit” section, it is stated that:

If you are age 79 or younger on the date we issue the contract or the date of the most recent covered life change, the beneficiary receives the greater of:

•	the contract value after any rider charges have been deducted;

Please clarify when contract value will be less than full surrender value. Is it in the event there is a positive MVA adjustment?

Response: Yes. The Full Surrender Value is equal to the Contract Value less charges and plus/minus any market value adjustment (MVA). The only way for the Contract Value to be less than the Full Surrender Value is if there is a positive MVA.

Comment 9.

The example of the standard death benefit calculation in the “Benefits in case of Death – Standard Death Benefit” section shows partial surrender only. Where does Full Surrender Value come into play?

Response: The “Full Surrender Value” would only be a factor in cases of allocations to a Guaranteed Period Account that includes an MVA, which can result in a positive or negative adjustment. In cases where a Guaranteed Period Account is not involved, the Full Surrender Value would always be less than the contract value (since it involves the deduction of charges and there would be no opportunity for a positive MVA adjustment). Thus, in most cases the Full Surrender Value is less than the contract value and does not come into play (since it must be greater when compared to the other components of the death benefit calculation). Rather than create a more complex (and rare) example in the body of the prospectus, we are modifying the end of the death benefit example with the following language.

Note, in this case we assume there is not an allocation to a GPA. As a result, there is no possibility of a positive MVA adjustment which could make the Full Surrender Value greater than the contract value component of the death benefit calculation. This is why the example above does not include the Full Surrender Value.

Comment 10.

In the “Benefit Protector Death Benefit” sections, in the paragraph “Earnings at death”, please clarify the term “remaining purchase payments” and the entire “earnings at death” concept.

Response: The purpose behind the earnings at death concept is to identify the aggregate amount of contract earnings to calculate the amount of the benefit. Remaining purchase payments are those purchase payments that have not been previously withdrawn prior to the calculation of the benefit (so that the “true” earnings applicable to the contract are calculated). In order to clarify this, we have modified the “Earnings at death” paragraph to read as follows.

Earnings at death: This is determined by taking the current death benefit, and subtracting any purchase payments not previously withdrawn. This determines how much of the applicable death benefit is made up of contract earnings. We set a maximum earnings at death of 250% of purchase payments not previously withdrawn that are one or more years old. Earnings at death cannot be less than zero.

Comment 11.

Please revise headings for SecureSource 4 riders and SecureSource 4 Plus riders to read “SecureSource 4 rider” and “SecureSource 4 Plus rider”

Response: We have revised these heading to address this comment.

Comment 12.

Please consider revising the “SecureSource 4 Plus – Key terms” section for plain English.

Also, include an explanation of the Base Doubler, including whether it guarantees the benefit base amount, doubles the amount, or something else. Also explain if/how the benefit could be lost.

Response: In order to address this comment, we have made the following changes.

First, we consolidated the key terms into one section at the beginning of the portion of the prospectus that covers optional living benefit riders. We titled this new section “SecureSource Series Rider Terms.” This will eliminate the duplication of terms across several different riders.

Second, we modified the following terms.

Age Bands: Each Age Band has two components for your Lifetime Payment Percentages, a minimum Lifetime Payment Percentage and a potential Income Bonus. The covered person (Joint Life: the younger covered spouse) must be at least age 50 for the Annual Lifetime Payment to be established. After the Annual Lifetime Payment is established, in addition to your age, other factors determine when you move to a higher Age Band.

Annual Credit: an amount that can be added to the Benefit Base on rider anniversaries during a Credit Period, subject to limitations. The Annual Credit is 6% for SecureSource 3 and SecureSource 4. The Annual Credit is 7% for SecureSource 4 Plus. Investment performance and Excess Withdrawals may reduce or eliminate the benefit of any Annual Credits. Annual Credits increase the lifetime benefit but may result in higher rider charges that may exceed the benefit from the Annual Credits.

Annual Lifetime Payment (ALP, Lifetime Benefit): the Lifetime Benefit amount available each contract year after the covered person (Joint Life: the younger covered spouse) has reached age 50. The annual withdrawal amount guaranteed by the rider can vary each contract year. The ALP is also referred to as the Lifetime Benefit throughout this prospectus.

Base Doubler: is 200% of purchase payments received before the first contract anniversary plus 100% of any premiums received after that. It is used one-time to increase your Benefit Base if you do not take any withdrawals or decline a fee increase before the Base Doubler Date (unless the Benefit Base is already higher due to annual credits and annual step ups). The Base Doubler cannot be withdrawn in a lump sum or annuitized and is not payable as a death benefit.

Base Doubler Date: at issue, it is the later of: (1) the 12th rider anniversary; or (2) the rider anniversary on or following the 70th birthday of the Covered Person (Joint Life: the younger Covered Spouse).

Credit Period: starts on the rider effective date and will restart (1) on a rider anniversary whenever there is an increase of the Benefit Base due to an Annual Step-Up or (2) Joint Life only: on the following rider anniversary in the event of a step-up of the Benefit Base under the spousal continuation provision. The credit period is 10 years for SecureSource 3. The credit period is 12 years for SecureSource 4 and SecureSource 4 Plus.

Remaining Annual Lifetime Payment (RALP): After the Annual Lifetime Payment is established, the RALP is the guaranteed amount that can be withdrawn during the remainder of the current contract year. As you take withdrawals during a contract year, the Remaining Annual Lifetime Payment is reduced by the amount of the withdrawal.

Withdrawal: the amount by which your contract value is reduced as a result of any withdrawal request. It may differ from the amount of your request due to any surrender charge.

Withdrawal Adjustment Base (WAB): one of the components used to determine whether or not the Income Bonus will be included with the Lifetime Payment Percentage. The WAB cannot be withdrawn or annuitized and is not payable as a death benefit.

With respect to the above modified terms, we segregated the Base Doubler and Base Doubler Date definitions to make clear they only apply to SecureSource 4 Plus.

Third, within the text of the disclosure describing the SecurerSource riders we removed the use of acronyms (limiting them only to the formulas).

Comment 13.

Consider separating the terms “Base Double, Base Doubler Date, into two terms. Explain in plain English the Base Doubler (i.e. its benefit). How it affects the Benefit Base/the effect it has on initial/subsequent purchase payments. Also, explain the effect of any withdrawals before the Base Doubler date.

Response: See the revised key terms above for Base Doubler Date and Base Doubler.

Comment 14.

Consider whether it is appropriate to refer to this bump-up as a “Base Doubler” if it only doubles the benefit base with respect to payments received during the first year?

Response: It does double the premium in the first year. We didn’t use Benefit Base Doubler since that could imply we double the current benefit base. Given this terminology is included in our state filed forms, we would prefer to maintain the current definition. Also, we believe the definition makes clear that it only applies to first year purchase payments. To provide further clarity, in the rider anniversary processing section we have added the following to the “Base Doubler” paragraph:

It is important to remember that the Base Doubler is only applied to purchase payments received in the first year. After the first year, 100% of purchase payments will be added to the Base Doubler rather than 200%.

Comment 15.

In the “Investment Allocation Restrictions for Living Benefit Riders – Portfolio Stabilizer Funds – Portfolio Stabilizer funds conflicts of interest” section, include disclosure to the effect that use of the funds make it less likely that the insurer will need to make payouts under the rider and that managed volatility funds may reduce the possibility of step-ups. Also, consider revising the disclosure generally for plain English (instead of making reference to capital requirements and liabilities).

Response: Portfolio Stabilizer funds conflicts of interest disclosure has been revised as follows.

Risks and Conflicts of Interest with Certain Funds Advised by Columbia Management. We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several fund of funds, which include managed volatility funds. These funds invest in other registered mutual funds. In addition, managed volatility funds employ a strategy designed to reduce overall volatility and downside risk. These types of funds are available under the contracts and one or more of these funds may be offered in other variable annuity and variable life insurance products offered by us. These funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts, including the contracts.

Conflicts may arise because the manner in which these funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility funds employ a strategy to reduce overall volatility and downside risk. A successful strategy may result in smaller losses to your contract value when markets are declining and market volatility is high. In turn, a successful strategy may also result in less gain in your contract value during rising markets with higher volatility when compared to funds not employing a managed volatility strategy. There is no guarantee any of the funds’ strategies will be successful. When offered with a guaranteed living benefit, managed volatility funds may decrease the number and amount of any periodic benefit base increase opportunities. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility funds.

You must decide whether an investment in these funds is right for you. Additional information on the funds, including risks and conflicts of interest, is included in their respective prospectuses. Columbia Management advised fund of funds and managed volatility funds and their investment objectives are in Appendix A.

We moved this disclosure to “The Variable Account and the Funds” section of the prospectus.

Comment 16.

Tandy representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant agrees to make such representations. In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 671-8056, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Timothy D. Crawford

Timothy D. Crawford

Assistant General Counsel and Assistant Secretary